Mr. Craig D. Wilson,
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
Mail Stop 4561
Washington, D.C. 20549


Re:     LocatePLUS Holdings Corporation

     Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A Filed December 3, 2008
     File No. 000-49957

Dear Mr. Wilson:

     In response to your letter of December 5, 2008 relative to the above-referenced filing, please be advised as follows:


PROPOSAL NO. 1, Election of Directors, PAGE 4
---------------------------------------------

COMMENT 1
We refer to prior comment 1 from our letter of November 25, 2008, and note that you have added to your letter to shareholders disclosure regarding the effective removal of Mr. Fields, Mr. Latorella, and Ms. Bejjani from the board of directors. Please also include a statement to the same effect in the discussion of proposal no.1 in your filing. We also note that, while you have made it more clear that you are proposing to remove three current directors, you have not clarified that you will be replacing them with Mr. Murphy, Mr. Ahearn, and Mr. Isaac.

RESPONSE:
Please see revised text in letter and in Proposal 1 discussion.


COMMENT 2
Your Form 8-K filed on September 30, 2008, discloses that Paul DeRoche was elected a director at your annual shareholders meeting, but your amended proxy statement does not address his status as a director. Please revise your filing to state, if accurate, that the proposed reconstitution of the board will also result in the effective removal of Mr. DeRoche, or to otherwise clarify his status as a director currently and in the event that the proposed changes to the board are approved

RESPONSE:
Please see revised text in letter and in Proposal 1 discussion. Mr. DeRoche is currently serving and will be replaced upon the election of the new Board.


COMMENT 3
We refer to prior comment 2 from our letter of November 25, 2008, and note that you have added to your letter to shareholders limited disclosure regarding the circumstances surrounding the proposed reconstitution of the board of directors. Please expand this disclosure to more fully explain such circumstances. For example, you state, "Messrs. Williamson, Pyle, Murphy, Ahearn, and Isaac had previously been proposed as Directors to be elected at the Company's Annual Meeting on September 15, 2008," please revise to clarify, if accurate, that certain or all of these individuals were proposed by management's opponents in the company's recent proxy contest but were not elected by the shareholders at the annual meeting. In addition, please provide further insight into the reasons for, and/or events that led to, the board's determination "that reconfiguring the composition of the Board was, at this time, in the best interests of the stockholders in view of the challenges now faced by the Company." Your revised disclosure in this regard should also be set forth in the discussion of proposal no. 1 in your filing.

RESPONSE:
Please see revised text in letter and in Proposal 1 discussion.


PROPOSAL NO. 3, To Ratify All Actions Taken and Things Done by the Board of
                Directors, page 12
----------------------------------------------------------------------------

COMMENT 4
We re-issue prior comment 6 from our letter of November 25, 2008. We note your response that that the ratification proposal was inserted as a "routine matter," but the nature of the actions you are asking your shareholders to ratify remains unclear. We note that placeStateDelaware law does not require shareholder approval for routine matters. In your next response letter, please enumerate for us all actions taken by your board of directors and officers since October 31, 2008, for which you are seeking shareholder ratification, and as previously requested, revise your filing as appropriate to describe such actions with greater specificity. In addition, please provide us with your basis for concluding that it is not necessary to present any such actions taken by the board or officers during the referenced time period as separate matters in your proxy statement or on your form of written consent. Refer to Rules 14a-4(a)(3) and 14a-4(b)(1) under the Securities Exchange Act of 1934.

RESPONSE:
The Board held three meetings since October 31, 2008. At the November 3, 2008 meeting the Board took the following actions: (a) appointed Christian Williamson as Chairman, (b) proposed the election of new Board members, (c) proposed an increase in authorized shares, (d) proposed a ratification of Board actions taken on that day and (e) instructed officers to take appropriate action. At its December 1, 2008 meeting the Board appointed George Isaac as Director. Other than on these items, the Board took no actions. All such actions have been disclosed in the Proxy Statement and were undertaken in compliance with Delaware law.













In  connection  with  this  response letter, the Company acknowledges that:

- - The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
- - Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- - The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



Thank you for your commentary on the filing. If you have further questions or comments, please let us know.

Very  truly  yours,

/s/ James C. Fields

James  C.  Fields
President and Chief Executive Officer